NextWave Wireless Inc.
12264 El Camino Real, Ste 305
San Diego, California  92130

May 5, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	FORM RW - REQUEST FOR WITHDRAWAL
NextWave Wireless Inc.
Registration Statement on Form S-1
Filed February 9, 2010
File No. 333-164796

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NextWave Wireless Inc. (the “Company”), hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-162796), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2010.  The Company requests that such withdrawal be effective as of the date hereof or as soon as practicable thereafter.

The Company is requesting withdrawal of the Registration Statement because the Company does not plan to amend the Registration Statement to become effective at this time.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registration Statement was not declared effective by the Commission under the Securities Act.  The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Securities and Exchange Commission	May 5, 2011

Should you have any questions or require anything further, please feel free to contact the undersigned at (619) 573-1581, or Marita A. Makinen, Esq., of Lowenstein Sandler PC, the Company’s outside legal counsel, at (646) 414-6950.  Please forward copies of any order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (858) 704-7825, with a copy to Ms. Makinen via facsimile at (973) 535-3357.

Very truly yours,

NEXTWAVE WIRELESS INC.

/s/  Frank A. Cassou

Frank A. Cassou
Executive Vice President and Chief Legal Counsel